September 19, 2013

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to additional comments on the 485A filing submission number 0001324443-13-000067

Dear Mr. Grzeskiewicz:

This letter is in response to the comments you provided on August 12, 2013, to the 485A filing submitted on June 28, 2013, with respect to the American Independence Risk-Managed Allocation Fund, a series of the American Independence Funds Trust (the “Fund”).

Below, please find the response to each comment provided. Included with this correspondence letter is a copy of a red-lined version of the prospectus for your review.

A.     The following comments and responses relate to the Fund’s Prospectus:

1.      Comment:  The cover page of the prospectus includes the legend “Not FDIC Insured. May lose value. No bank guarantee.” Will the Fund be marketed and sold through banks or depository institutions?

Response: Yes, the Fund will be marketed and sold through banks and/or depository institutions.

2.      Comment:  Under the “Fund Summary” on page 3 of the Prospectus, the description in the Fund’s investment objective includes the terminology “low standard deviation”, which may be a little too technical for investors. Please use some other term such as “lower than average risk”.

Response: We have amended the Fund’s investment objective to the following: “The Fund’s objective is to achieve long-term capital appreciation while providing lower than average risk.”

3.      Comment:  With respect to the Fund’s “Fee table” in the “Fund Summary”, the footnote for the Distribution and Service (12b-1) Fees discusses a Shareholder Servicing Agreement with respect to Class A shares only. Any reason why you are treating Class A shares differently from Class C shares? Please explain the nature of the Class C shares in your response.

Response: Both Class A shares and Class C shares have a shareholder servicing plan whereby each pays up to a maximum of 0.25% to certain financial institutions for services; however, we specifically have footnoted Class A since is not assessing the full 0.25%.

4.      Comment:  On page 4 of the Prospectus, please tie in the Principal Investment Strategies with the Fund’s Investment Objective. Make it clear how you intend to achieve a low standard deviation and explain how the strategies ultimately achieve the objective of a low standard deviation. Use this section in the Prospectus to explain what low standard deviation means, i.e. MPT (Modern Portfolio Theory).

Response:  The following paragraph has been added as the opening paragraph to the Fund’s “Principal Strategies” section:

The Fund strives to obtain lower than average risk by diversifying the portfolio across several different asset classes which have low, or negative, correlations to one another. By having a portfolio with multiple asset classes with differing correlations, the total volatility of the portfolio is lower than some, or all, of the underlying asset classes if they were held individually. Also, the use of cash as a tactical asset class during times of high market volatility further helps reduce the risk of the portfolio.

5.      Comment:  In the first paragraph under “Principal Strategies”, you state that the Fund “treats cash equivalents as a tactical asset class and has the ability to fully invest in cash or cash equivalents as a potential defense against volatile market downturns”.  Are cash equivalents always present or only in cases of a downturn? If the latter, how does this differ from a temporary defensive position? If the former and is part of the asset allocation, please clarify how much exposure to cash and cash equivalents.

Response:   There is always a minimal amount of cash in the portfolio to pay operating expenses (See question 9). A tactical cash or cash equivalent position is not always present in the portfolio. Cash and cash equivalents are used to defend against losses during expected  market downturns and to dampen portfolio volatility during times of expected  market volatility. We do not consider the tactical use of cash to be the same as a temporary defensive position. A temporary defensive position would be utilized to react to unexpected  and severe market downturns and periods of unexpected  market volatility.

6.      Comment:  Under “Principal Strategies”, the Fund intends to invest at least 20% of its net assets, in fixed income U.S. exchange-traded funds (“ETFs”) representing world markets, both developed and emerging. Please describe whether the ETFs will have specific guidelines for such bonds with respect to duration, maturity or credit quality. Also clarify whether such ETFs will be able to invest in junk bonds.

Response:  Fixed income ETFs held in the portfolio have no specific guidelines and can have exposure to bonds across the entire duration, maturity, and credit quality spectrums, including junk bonds. We have revised this strategy bullet point to the following:

At least 20% of its net assets, plus borrowings for investment purposes, will be invested in fixed income U.S. exchange-traded funds (“ETFs”) representing world markets, both developed and emerging, with varying maturities and credit quality including high yield securities (commonly known as junk bonds);

7.      Comment: In the third arrow under “Principal Strategies” that discusses derivatives, does this represent the alternative asset class referred to in the first paragraph? If yes, then please clarify and tie these together. If not, then what types of investments are considered in the alternative asset class referred to in the first paragraph?

Response: The Fund does not currently intend to use derivatives; therefore, we have removed all the discussions of derivatives from the Prospectus. The alternative asset class referred to in the Fund’s principal strategies includes commodities and real estate investments.

8.      Comment:  Please confirm in your response letter whether the Fund is relying on a specific exemptive order in regards to Rule 12d-1. Provide the names and dates of which exemptive orders the Fund will be relying on.

Response: The Fund does not intend to submit a notice of application seeking exemption from Rule 12d-1, but will be relying on the exemptive orders obtained by the underlying investment companies. The Fund will be entering into participation agreements with each underlying investment company (or fund family of such investment company).

9.      Comment:  In the last section of “Principal Strategies” entitled “Main types of securities the Fund may hold”, the last arrow states “Short-term money market securities, including cash, money market mutual funds and Treasury Bills.” Referring back to Comment #5, please clarify whether such investments are just for temporary purposes or are part of the asset allocation strategy:

Response: Such investment is for neither purpose. A small cash position will be maintained for operational purposes, but this will be as low as possible and therefore different from a larger cash position held for tactical purposes as described in Comment #5.

10.  Comment:  Under “Principal Risks”, with respect to the discussion on ETF risks, please confirm in your response letter that the Fund will not invest in inverse ETFs.

Response: The Fund does not intend to invest in inverse ETFs.

11.  Comment:  Under “Principal Risks”, with respect to the discussion on “Fund of Funds Structure”, the second paragraph discusses that many ETFs have obtained exemptive relief and that the Fund may rely on such exemptive relief. Please clarify when discussing the exemptive order that you are referring to that of the underlying funds and not this Fund.

Response: We have amended that paragraph to clarify that the Fund is relying on the exemptive order of that of the underlying fund. The Fund has not obtained an exemptive order. We have amended the paragraph as follows:

Many ETFs have obtained exemptive relief from the SEC to permit unaffiliated funds to invest in the ETF’s shares beyond the above statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the particular ETF and the investing fund. The Fund may rely on the underlying funds’ exemptive orders to invest in such unaffiliated ETFs.  If the Fund is unable to rely on an exemptive order when investing in another investment company, the limitations discussed above may prevent the Fund from allocating its investments in the manner the Sub-Adviser considers prudent, or cause the Sub-Adviser to select an investment other than that which the Sub-Adviser considers suitable.

12.  Comment:  With respect to the derivatives risk, please confirm in your response letter that you took into consideration the July 30, 2010 letter from the SEC to ICI (“2010 Letter”) when drafting the disclosure for the Fund’s Prospectus.

Response: As noted in the response to Comment 7, all references to derivatives have been removed. After review of the 2010 Letter, we determined that investing in options and futures is not a principal strategy in achieving the Fund’s objective at this time. Should management determine that the use of derivatives is deemed principal to the Fund’s objective and influence performance, we will amend the Prospectus. Derivative language remains in the Fund’s SAI.

13.  Comment:   Under “High Yield Securities Risk”, please amplify to include that such securities are commonly referred to as junk bonds and are generally considered to be speculative.

Response: We have added the following sentence to the section on High Yield Securities Risk: “High yield securities are commonly referred to as “junk bonds” and are considered to be speculative.”

14.  Comment:  Also, in reference to Comment 6, please revise the strategy section on how High Yield (or Junk) Bonds fit into the investment strategy.

Response: The Fund may invest in fixed income ETFs to achieve exposure to bonds of any credit quality, and as such will have exposure to high yield bonds at certain times. We have revised the strategy bullet point regarding investments in fixed income to the following:

At least 20% of its net assets, plus borrowings for investment purposes, will be invested in fixed income U.S. exchange-traded funds (“ETFs”) representing world markets, both developed and emerging, with varying maturities and credit quality including high yield securities (commonly known as junk bonds);

15.  Comment:  With respect to “Commodity Risk”, describe how commodities fit into the strategy section and clarify whether the Fund’s investments in commodities will only be indirectly through ETFs and not direct investments.

Response: Commodities are considered to be in the “Alternative Asset Class” and investments in commodities will only be made indirectly through ETFs.

16.  Comment:  Clarify that John A. Forlines III is not just sub-adviser, but he is also the portfolio manager. In the section on “More About the Fund” where you describe the duties of the adviser and sub-adviser, please clarify the nature of the respective duties of the adviser and the sub-adviser.

Response: In the Fund’s Summary, the section under “Portfolio Management” has been replaced in its entirety with the following:

Investment Advisers.

The Fund’s investment adviser is American Independence Financial Services, LLC (“American Independence”).

The Fund’s sub-adviser is J.A. Forlines, LLC (“JAF”).

Portfolio Management.

Manager Name	Primary Title	Managed the Fund Since
John A. Forlines III	Portfolio Manager; Chairman and CIO of JAF	2013
Eric M. Rubin	Portfolio Manager, President of American Independence	2013

17.  Comment:  Under “More About The Fund” on page 10, clarify whether the investment objective can be changed without a shareholder vote, i.e. is the investment objective a fundamental or non-fundamental policy.

Response: The following has been added after the description of the Fund’s investment objective under “More About The Fund”:  The Fund’s investment objective is “fundamental,” which means that it may be changed only with the approval of Fund shareholders.

18.  Comment:  On page 15 under “Fund Management”, clarify the duties of the investment adviser versus the sub-adviser, and disclose the fee that is being paid to the sub-adviser and whether such fee is being paid directly by the Fund or by the Adviser.

Response: Under “Investment Adviser”, the second paragraph has been replaced with the following:

Under the supervision of the Funds’ Board of Trustees, American Independence is responsible for managing the Fund’s investment program and for the general operations of the Fund, including oversight of the Fund’s sub-adviser. American Independence is responsible for providing final allocation and trading decisions following receipt of JAF’s investment recommendations.

In addition, the following has been added after the first paragraph under “Sub-Adviser”:

Under the Investment Sub-Advisory Agreement, American Independence will pay JAF 0.375% from the Advisory Fees received from the Funds. JAF also shares half of the Fund’s expenses waived by the Adviser

19.  Comment:  Page 16 discloses the prior performance of the sub-adviser. In your response letter, please state whether the standardized SEC method was used to calculate performance, and if not, please explain which method was used.

Response: We have added to the end of the first paragraph the following:

The performance of the GTA Composite was calculated using the Global Investment Performance Standards (GIPS®) methodology maintained by the CFA Institute.  The method used to calculate GTA Composite’s performance differs from the Securities and Exchange Commission's standardized method of calculating performance, and may produce different results.

B.     The following comments and responses relate to the Fund’s Statement of Additional Information (“SAI”):

20.  Comment:  Overall comment, if there is anything material in the SAI that may affect the Fund’s performance, price volatility or level of risk, or influence an investor’s decision, such information should be disclosed in the Prospectus.

Response: We have reviewed the information in both the Prospectus and SAI and believe that the definitive draft of the SAI contains nothing material that is not already disclosed on the Prospectus that would affect the Fund’s performance, price volatility or level of risk, or influence an investor’s decision.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust